UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-03023                                     March 31, 2007

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Forum Funds
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4. Address of principal executive office (number,street,city,state,zip code):

Two Portland Square
Portland, ME  04101

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT












REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees of the Forum Funds:

RE:  Brown Advisory Value Equity Fund
        Brown Advisory Growth Equity Fund
        Brown Advisory Small-Cap Growth Fund
        Brown Advisory Small-Cap Value Fund
        Brown Advisory Real Estate Fund
        Brown Advisory Maryland Bond Fund
        Brown Advisory Opportunity Fund
        (individually, the "Fund" and collectively, the "Funds")

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the above referenced Funds, each a series of Forum Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2007. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007, and with respect to agreement of security purchases and sales, for the period from September 30, 2006 (the date of our last examination) through March 31, 2007:

1. Confirmation of all securities held by the Depository Trust Company in book entry form;

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or our for transfer with brokers, pledges and/or transfer agents;


3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of twenty-five security purchases and twenty-five security sales or maturities since our last report from the books and records of the Funds to broker confirmations or other supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP

Boston, MA
June 7, 2007










Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Brown Advisory Value Equity Fund, Brown Advisory Growth Equity Fund, Brown Advisory Small-Cap Growth Fund, Brown Advisory Small-Cap Value Fund, Brown Advisory Real Estate Fund, Brown Advisory Maryland Bond Fund, and Brown Advisory Opportunity Fund (the "Funds") each a series of Forum Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17(f)-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17(f)-2 as of March 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17(f)-2 of the Investment Company Act of 1940 as of March 31, 2007, and for the period from September 30, 2006 (date of our last examination) through March 31, 2007, with respect to the securities reflected in the investment accounts of the Funds.


ON BEHALF OF:

Brown Advisory Value Equity Fund, Brown Advisory Growth Equity Fund, Brown Advisory Small-Cap Growth Fund, Brown Advisory Small-Cap Value Fund, Brown Advisory Real Estate Fund, Brown Advisory Maryland Bond Fund and Brown Advisory Opportunity Fund


/s/Simon D. Collier
Simon D Collier, Principal Executive Officer


/s/Trudance L.C. Bakke
Trudance L.C. Bakke, Principal Financial Officer